UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                  ----------------------------------

                 AMENDMENT NO. 2 TO SCHEDULE SC 14F1

Pursuant to Section 14(F) of the Securities Exchange Act of 1934 and Rule 14F-1 thereunder


                 Global Boulevard International, Inc.
             ---------------------------------------------
            (Name of Small Business Issuer in its charter)

              Nevada                    000-28445             88-0392153
  ----------------------------        ------------        ----------------
  (State or other jurisdiction        (Commission         (I.R.S. Employer
   of incorporation)                   File Number)        Identification)

            38820 N. 25th Avenue, Phoenix, AZ               85027
   ------------------------------------------------     -------------
    (Address of principal executive offices)             (zip code)


                               602-617-4456
       ---------------------------------------------------------
                      Issuer's Telephone Number

            403 East 58th Street, 4th Floor, New York, NY  10022
      --------------------------------------------------------------
      (Former name or former address, if changed, since last report)

INTRODUCTION

Global Boulevard International, Inc., a new Internet e-Commerce company, hereinafter referred to as "GOBO" or the "Company" or the "Registrant", was organized by the filing of Articles of Incorporation with the Secretary of State of the State of Nevada on April 16, 1998 (Date of Inception) under the name Registered Agents of Southern Nevada, Inc. The Company amended its Articles on March 25, 1999 changing its name to Global Boulevard International, Inc.

The Company is a development stage Internet e-Commerce company with a principal business strategy to facilitate the hosting, creation, use of database management systems and marketing of international e-commerce web-based businesses through an Interactive WEB site and hosting portal.


The Company has accepted the resignation, of the Board of Directors and Officers, as of May 30, 2000, consisting of Parker David Dale, and appointed Georgios Polyhronopoulos as the new Chairman of the Board and President of the Company.


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of May 30, 2000. Regarding the beneficial ownership of the Company's Common Stock the table lists: (i) each stockholder known by the Company to be the beneficial owner of more than five percent (5%) of the Company's Common Stock, (ii) each Director and Executive Officer and (iii) all Directors and Executive Officer(s) of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned.



Title   Name & Address                            Amount of         Percent
of      of Beneficial                             shares            of
Class   Owner of Shares              Position     held by Owner     Class
------  ---------------              --------     -------------     -------
Common  Georgios Polyhronopoulos(1)  Chairman     None

Common  Global Blvd. Mag, Inc.(2)                 9,000,000         75.0%

Common  Kirthney Holdings Limited(3)              1,000,000          8.3%

Common  Sure Shot, Inc.(4)                          600,000          5.0%
-----------------------------------------------------------------------------
All Executive Officers and
    Directors as a Group (1 person)                       0          0.0%


(1)  Georgios Polyhronopous, 38820 N. 25th Avenue, Phoenix, AZ  85027.

(2) c/o Global Boulevard Mag, Inc., 403 East 58th Street, 4th Floor, New York, New York 10022. Parker David Dale, the former President of GOBO, beneficially owns the equivalent of 4,500,000 shares held by Global Boulevard Mag, Inc., 4,500,000 shares represents 37.5 percent of the issued and outstanding common shares.

(3) Kirthney Holdings Limited, P. O. 438, Road Town, Tortola British Virgin Islands.

(4) Sure Shot, Inc. PO Box W52B, St. Johns, Antigua, West Indies.


DIRECTORS AND EXECUTIVE OFFICERS

The following persons are the Directors and executive Officers of the Company:


Name                            Age          Position(s)
------------------------        ---         -----------------------------
Georgios Polyhronopous          41           President/Chairman


Georgios Polyhronopous

Georgios Polyhronopous (George Poulos), is the new appointed President And Chairman of Global Boulevard Interntional, Inc. He is also President and CEO of Global SmartCards, Inc., a Company he formed and organized.

George Poulos, has 10 years experience in corporate development, and has managed multiple projects. Mr. Poulos closely follows Technological developments and Trends, as they relate to both the Telecommunications Industry and the Internet and World Wide Web. He is a Professional Member of the National Association of Certified Valuation Analysts.

1998-present, Director Corporate Finance, Telemax Communications, he is responsible for developing a Corporate Finance team to seek out and attract funding sources during Telemax's various stages of development. His position at Telemax requires him to interface with licensees, negotiate lease management arrangements, and deal with the providers of enterprise solutions, such as: educational institutions; public utilities; community, city, state, and federal offices; media relations and medical facilities.

1997-present, Co-founder/Corporate Secretary, Infobuild Networks, he provided investors to "seed" the Company, he structured and prepared the Offering for the Company. He initially negotiated the licensing of certain technologies, and eventually the acquisition of said technologies. He recruited the Board of Directors, and the Chief Technology Officer. And was responsible for developing the World Wide Web presence for the Company at www.infobuild.com.

1989-1996, Managing Director, Capcom Equities Inc., he was responsible for facilitating mergers and or acquisitions for private and public development stage and Micro-cap companies provided strategic financing advice and the development of public market strategies. Mr. Poulos performed many of the same functions as his position as an Investment Banker.

1989-1996, Broker/Investment Banker, Osler Inc., Mr. Poulos spent seven years in the Securities Industry in Vancouver, Canada, initially as a retail broker; he progressed to assistant of the lead analyst, and eventually became part of the Investment Banking team focusing on emerging technologies. His duties included full due-diligence review of the Companies and their industries, and complete evaluation and comparison of the business case.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company may award stock options and cash bonus to key employees, directors, officers and consultants under a stock option plan not yet adopted as bonus based on service and performance. The annual salaries of executive officers are listed as follows:


Name                                 Monthly Salary
----------------------------         ----------------
Georgios Polyhronopoulos             $ None


SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:	June 27, 2000


GLOBAL BOULEVARD INTERNATIONAL, INC.

By: /s/ Georgios Polyhronopoulos
----------------------------
Georgios Polyhronopoulos, President



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